Exhibit 1

Not for release, publication or distribution, in whole or in part, in or into or from, the United States, Australia, Canada or Japan

Pernod Ricard successfully completes acquisition of Allied Domecq

Paris, 26 July 2005

Three months following the announcement of the recommended takeover offer for Allied Domecq, supported by Fortune Brands, Pernod Ricard is pleased to announce the successful completion of the transaction.  The acquisition of Allied Domecq enables the Pernod Ricard Group to become the N°2 operator in the world for the Spirits and Wine sector and N°1 outside the United States.

Following hearings by the High Court of Justice of England and Wales on 22 and 25 July 2005 and the registration of the decision of the Court with the UK Registrar of Companies this morning, the Scheme of Arrangement has now become effective. The acquisition of Allied Domecq has now completed.

The process of selling assets to Fortune Brands can now start. The Courvoisier business will be transferred to Fortune Brands in the coming days.

Commenting on the success of this transaction, Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, who will become the new Chairman of the Board of Directors of Allied Domecq Plc, said: “This transaction represents a remarkable opportunity that enables us to become the world’s Nº2 Wine and Spirits operator, and accordingly close in on the leader. I would like to express my deepest heartfelt thanks to the Pernod Ricard teams as well as to our advisors who contributed to the success of this transaction. We shall now be able to swiftly carry out the task of integrating the teams and brands in accordance with our decentralised organisation mode”.

Pernod Ricard is a leading group in the Wine and Spirits global market. The acquisition of Allied Domecq enables the Group to rise to the rank of N°2 operator in the world for this sector, N°1 outside the United States.

Henceforth, the Pernod Ricard portfolio comprises 14 key brands: Ricard, Ballantine’s, Chivas Regal, Kahlua, Malibu, Beefeater, Havana Club, Stolichnaya (distribution in the USA), Jameson, Martell, The Glenlivet, Jacob’s Creek, Mumm and Perrier-Jouët.  In addition, the Group owns local brands enabling it to finance the existence of integrated distribution networks capable of ensuring the development of global brands.

Pernod Ricard’s strategy is based on a decentralised organisation, depending on the one hand on its Brands Owner subsidiaries, which define the development strategy of the brands in the world, and on the other hand on its Distribution subsidiaries, which adapt priorities to the requirements of local markets.

The “New” Pernod Ricard represents 77 million cases of spirits and 18 million cases of wine.  2004 pro forma net sales amounted to € 5.6 billion*, generating an EBITDA of 1.5 billion*.

*  Subject to Diageo exercising an option to purchase the New Zealand Montana wines (with the exception of Stoneleigh, Church Road, Corbans and associated assets)

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.  Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer for sale of securities or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The New Pernod Ricard Shares to be issued to the Allied Domecq Shareholders pursuant to Allied Domecq’s Scheme of Arrangement are not and will not be registered pursuant to the Securities Act of 1933 or any other US regulations applicable to securities. The New Pernod Ricard Shares will be issued pursuant to a registration exemption provided by Article 3(a)10 of the Securities Act.

Terms defined in the Allied Domecq scheme circular dated 25 May 2005 have the same meaning in this announcement.